Room 4561

October 16, 2006

Mr. Dana Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue,
Suite 100
Carlsbad, CA 92008

>   **Re: Dot Hill Systems Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 16, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
>   **Filed May 10, 2006**
>   **Form 8-K Filed August 11, 2006**
>   **File No. 001-13317**

Dear Mr. Kammersgard:

        We have reviewed your response letter dated September 8, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 43

1.   We note the proposed disclosure you provided in response to prior comment
        number 1. Please revise your disclosures to remove the references to "adequate

Mr. Dana Kammersgard
Dot Hill Systems Corp.
October 16, 2006
Page 2

and sufficient." In this regard, we note that Exchange Act Rule 13a-15(e) requires a conclusion regarding the effectiveness of your disclosure controls and procedures and therefore the additional references to "adequate and sufficient" could be viewed as qualifying language.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 24

2.   We have read your response to prior comment number 7. We note that when describing material changes it is not appropriate to disclose that there were no material changes "except as described above." Please tell us how you intend to comply with this comment.

Form 8-K Filed August 11, 2006

3.   We note the disclosures in your Form 8-K filed August 11, 2006 regarding the review of your historical stock option granting practices and related accounting. Please tell us the current status of your review and explain what consideration you have given, to date, of the accounting and disclosure implications of SFAS No. 5, "Accounting for Contingencies" and FIN 14, "Reasonable Estimation of the Amount of a Loss." In addition, tell us what consideration you gave to providing disclosure, in your Form 8-K filed on August 11, 2006 or subsequent filings, of this issue's potential impact on the qualification of the Company's stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. As part of your response, please tell us whether you expect to restate prior period financial statements. If so, tell us how you have considered providing disclosure under Item 4.02 of Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant